Samuel, Sally

From:	Brown, Beth (Law) [BBROWN2@allstate.com]
Sent:	Wednesday, April 18, 2012 5:18 PM
To:	Samuel, Sally
Subject:	Allstate Life Insurance Company of New York (ALNY) and Lincoln Benefit Life Company (LBL) S-1 Registration Statements

Importance:	High

Dear Ms. Samuel:

Thank you for discussing with me our views on the applicability of Item 11(g) to ALNY and LBL. As I explained, we believe that the ALNY and LBL S-1 registration statements are not required to include the Item 11(g) information, as Item 11(g) applies only to 12(b) and 12(g) companies, whereas ALNY and LBL are 15(d) companies.

Specifically, Item 11(g) of Form S-1 requires: "Information required by Item 302 of Regulation S-K (§229.302 of this chapter), supplementary financial information". Item 302 only "applies to . . .[a] registrant . . . that has securities registered pursuant to Section 12(b) or Section 12(g) of the Exchange Act". Neither ALNY nor LBL have any class of security registered under Section 12(b) or Section 12(g). Rather, they are subject to Section 15(d) of the Exchange Act, but are exempt by Rule 12h-7 from the duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act with respect to securities registered under the Securities Act of 1933. They are not "required by Item 302 of Regulation S-K" to include the information called for thereby in their Form S-1 registration statements.

The attached document sets forth interpretive advice issued by the SEC accounting staff to the AICPA SEC Regulations Committee with respect to the application of Item 302 of Regulation S-K in the context of a Form S-4 registration statement. Importantly, the SEC accounting staff's rationale for requiring the inclusion of Regulation S-K Item 302 information in the Form S-4 registration statement relates to the wording contained in the Form S-4 registration statement relating thereto, **in contrast to** the wording contained in the Form S-1 registration statement. That is, the Form S-4 registration statement requires the inclusion of "information that **would be required by** . . . [Item 302 or Regulation S-K] **if securities of such company were being registered**" under the Exchange Act, while the Form S-1 registration statement requires the inclusion of "[i]nformation **required by** Item 302 of Regulation S-K."

For the above reasons, we believe that the ALNY and LBL S-1 registration statements are not required to include the Item 11(g) information, as ALNY and LBL are 15(d) companies, and not 12(b) and 12(g) companies.

Thank you again for your consideration of this issue. We look forward to your response at your earliest opportunity, as we are hoping to send the ALNY and LBL registration statements to print as soon as possible.

Beth A. Brown
Corporate Counsel
Financial Law & Regulation

Allstate Insurance Company
3100 Sanders Road
Suite J5B
Northbrook, IL 60062
Phone: 847.402.7855
Fax: 847.402.5837
Email: bbrown2@allstate.com